August 16, 2019

Ying Kwok
Chief Executive Officer
NAM TAI PROPERTY INC.
No. 3 Namtai Road, Gushu Community
Xixiang Township, Baoan District
Shenzhen City, Guangdong Province
Peoples Republic of China

       Re: NAM TAI PROPERTY INC.
           Form F-3
           Filed August 9, 2019
           File No. 333-233200

Dear Mr. Kwok:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities